

Mail Stop 4628

December 17, 2015

Timur Turlov
Chief Executive Officer
BMB Munai, Inc.
324 South 400 West
Suite 150
Salt Lake City, Utah 84101

>   **Re: BMB Munai, Inc.**
>   **Form 8-K**
>   **Filed November 23, 2015**
>   **File No. 001-33034**

Dear Mr. Turlov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Completion of Acquisition or Disposition of Assets, page 3

1.   We note that Mr. Turlov owns 80.1% of your outstanding stock. Include a brief discussion of your status as a controlled company after the recent acquisition and pending acquisitions.

Business, page 5

Overview, page 5

2.   We note that currently, Freedom RU and Freedom KZ execute U.S. securities transactions through an intermediary affiliated with Mr. Turlov in Cyprus. Please disclose the name of the intermediary and Mr. Turlov's affiliation. Also, disclose the name of the U.S. clearing broker-dealer responsible for executing and clearing the customers' orders.

3.   We note your clearing arrangement with Lek Securities Corporation. Please clarify whether, to date, you have executed securities transactions in the United States for the account of others.

Regulation, page 11

4.   Given that your business will require you to register as a broker-dealer with the SEC and become a member of FINRA, tell us when you plan to initiate those applications.

Exhibits, page 50

5.   We note that you have entered into a clearing arrangement with Lek Securities Corporation. Please file the clearing agreement as an exhibit, or alternatively tell us why you believe it is not required to be filed. Refer to Item 601(b) of Regulation S-K.

FFIN Securities, Inc.

Table of Contents, page F-2

6.   Disclosure in your filing states that the acquisition agreement entered into with Timur Turlov in November 2015 provides for the possible acquisition of the entities identified as the "Freedom Companies" in your filing. We note your statements that you have agreed to acquire these entities from Mr. Turlov and that his interest in your common stock would increase from approximately 80% to approximately 95% after giving effect to these acquisitions. Please tell us how you considered the guidance per Rule 8-04 of Regulation S-X with regard to probable acquisitions.

Financial Statements for the Three and Six Months Ended September 30, 2015, page F-14

7.   Please revise to present a statement of operations and a statement of cash flows for the period from August 25, 2014 (inception) – September 30, 2014. Refer to instruction 1 to Rule 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Official of Natural Resources